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                          December 8, 2020

       Sean Goodman
       Chief Financial Officer
       AMC Entertainment Holdings, Inc.
       One AMC Way
       11500 Ash Street
       Leawood, Kansas 66211

                                                        Re: AMC Entertainment
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 3,
2020
                                                            File No. 333-251093

       Dear Mr. Goodman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services